Enter Corp.
9 Hayarden Street
Moshav Yashresh
D.N. Emek Sorek
Israel. 76838
Phone: 011-972-54-996-2967
Facsimile: 011-972-57-955-7292

March 22, 2010

Filed Via Edgar

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3030

RE:	Enter Corp.
Form S-1/A
Filed March 2, 2010
File No. 333-164000

Dear Mr. Reynolds:

This letter is in response to your letter dated March 15, 2010. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Industry Background, page 13

1.
We partially reissue comment 11 from our letter dated January 21, 2010. Please disclose the source of information throughout this section. For instance, provide the source of the statement that "in 2006 the agriculture sector contributed 11.3% to Georgia's GDP."

We have added sources for all of the information in that section, including the specific item that the Commission requested. We particularly refer the Commission to the last sentence of the second paragraph under “Industry Background.”

2.
Given the short growing season in Georgia, please explain how your use of Western agricultural practices will allow you to time your harvest to coincide with periods during which imported produce is needed to meet local demand.

We have eliminated the claim that Western agricultural practices will allow us to time our harvest.

Principle Markets and Marketing Strategy, page 14

3.
We note that Mr. Ayalon located a potential joint venture partner in 2008 but did not finalize an agreement. Please clarify whether Mr. Ayalon has had any contact with this potential joint venture partner and whether the potential joint venture partner will be considered in your Pilot Project. In addition, disclose the requirements you are looking for in a joint venture partner and discuss how you plan to arrange/structure the joint venture.

We have added disclosure to explain that we have not had contact with the potential joint venture partner since 2008, and do not anticipate entering into a joint venture agreement with them. We have also added disclosure describing what we are seeking in a joint venture partner.

Distribution, page 15

4.
We note from the risk factor on page 4 that you hope to locate "one or more distributors" that will supply your produce. Please expand this section to address the company's plans in the event it is not successful in locating and contracting with such an entity or entities.

We have added disclosure under “Distribution” to explain what we would do if we are unsuccessful in locating and contracting with one or more distributors.

Plan of Operation, page 16

5.
It appears that your plans include finding "one or more distributors" to supply your produce to local retailers and wholesalers. Accordingly, please revise your table of Operational Costs to include the potential expenses associated with paying a distributor(s) or explain why such disclosure is not required.

We have revised the table on page 17 (Operational Costs for 2011-12) to reflect the anticipated costs of paying a distributor(s).

Directors, Executive Officers, Promoters and Control Persons, page 24

6.
As previously requested in comment 20 of our January 21, 2010 letter, please provide the dates in which Mr. Ayalon has served as President, CEO, Treasurer and Director. Provide similar disclosure for Mr. Morgenstern.

We have added this disclosure on page 18 under “Directors, Executive Officers, Promoters and Control Persons.”

7.	We reissue comment 21 from our letter dated January 21, 2010. Please disclose the amount and percent of time each officer currently devotes to the company.

We have added this disclosure on page 18 under “Directors, Executive Officers, Promoters and Control Persons” as well as in Risk Factor number 4 on page 3.

Signatures

8.
As previously requested, please revise your signature page to confirm with the requirements set forth in Instruction 1 under Signatures to the Form S-I. A majority of the board of directors is required to sign the registration statement. Accordingly, please revise to have both individuals sign the amendment to be filed.

We have added Mr. Morgenstern’s signature to the signature page.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Itzhak Ayalon
/s/

President, Chief Executive Officer, Treasurer and Director
Enter Corp.